Infinite Acquisition Corp.
745 Fifth Avenue
15th Floor
New York, NY 10151

November 23, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attention: Howard Efron and Robert Telewicz

Re:	Infinite Acquisition Corp.
Form 10-K for the Year Ended December 31, 2021
Filed March 24, 2022
File No. 001-41087

Ladies and Gentlemen:

This letter sets forth the response of Infinite Acquisition Corp. (the “Company”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated November 18, 2022, with respect to the above referenced Annual Report on Form 10-K. For ease of reference, we have set forth the Staff’s comment and the Company’s response to the comment below.

Form 10-K for the year ended December 31, 2021

General

1.
Staff’s comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and confirms that the Company’s sponsor, Infinite Sponsor, LLC, is not, is not controlled by and does not have substantial ties with a non-U.S. person.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Peter S. Seligson at (212) 446 4756 or by email at peter.seligson@kirkland.com.

[Signature Page Follows]

Sincerely,

By:	/s/ David Farber
Name: David Farber
Title: Chief Financial Officer

cc:	Peter S. Seligson
Kirkland & Ellis LLP